

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

>   **Re: Heritage Distilling Holding Company, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted December 22, 2023**
>   **CIK No. 0001788230**

Dear Justin Stiefel:

 We have reviewed your amended draft registration statement and have the following comments.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 22, 2023

Capitalization, page 49

1. Please address the following related to the capitalization table:
   - Double underline the cash and cash equivalents amount to highlight that these amounts are not included in total capitalization.
   - Include warrant liabilities in the capitalization table.
   - Your disclosure on page 46 indicates that you intend to use the proceeds from this offering in part for the repayment of debt. Ensure that this repayment of debt is reflected in the capitalization table with appropriate footnote disclosure.

Dilution, page 50

2. Please provide us with your calculation for arriving at the following:
   - increase in pro forma net tangible book value attributable to the conversion of

convertible notes and proceeds from additional Whiskey Notes subsequent to September 30, 2023 through November 30, 2023 on a per share basis of $58.75.

- increase in pro forma net tangible book value per share attributable to new investors participating in this offering on a per share basis of $1.69

Notes to Condensed Consolidated Financial Statements, page F-7

3. In the notes to the financial statements, please revise to provide the following disclosures related to your investment in Flavor Bourbon LLC:
    - Your ownership % in Flavor Bourbon LLC and whether you have a significant influence over this company.
    - Any development related to the notification of capital call for all owners of Flavor Bourbon LLC, including your decision on whether you can and would participate in the capital call to maintain your current level of ownership.

Note 15. Subsequent Events, page F-28

4. Your disclosure contain herein indicates in October 2023, pursuant to the Subscription Exchange Agreement, the 2022 and 2023 convertible notes were converted into shares of common stock and prepaid warrants to purchase common stock. We further note that the agreement includes a true up provision in the event the eventual IPO price is higher or lower than the negotiated $7.50 per share. Please revise disclose the terms of the true up provision and the potential impact it could have on Capitalization and Dilution disclosures on page 48 and 50, respectively.

5. Additionally, please clarify for us whether the converted notes were reclassified from convertible notes to equity as it is unclear from your footnote on page F-29. Based upon your disclosures, it appears the 2022 and 2023 Convertible Notes were converted into additional shares of common stock and prepaid warrants; however, you also indicate under the terms of the subscription exchange agreement the reclassification is dependent upon the effectiveness of the company's IPO.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: M. Ali Panjwani, Esq.